SECURITIES AND EXCHANGE COMMISSION

WASHINGTON D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For three months ended June 30, 2003

GlaxoSmithKline plc

(Name of registrant)
980 Great West Road,
Brentford,
Middlesex, TW8 9GS
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F         Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes      No

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE PROSPECTUS INCLUDED IN THE REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-104121) OF GLAXOSMITHKLINE PLC, GLAXOSMITHKLINE CAPITAL INC. AND GLAXOSMITHKLINE CAPITAL PLC AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

GlaxoSmithKline plc

Results Announcement for the Second Quarter 2003

GlaxoSmithKline (GSK) – one of the world’s leading research-based pharmaceutical and healthcare companies – is committed to improving the quality of human life by enabling people to do more, feel better and live longer. For company information including a copy of this announcement and details of the company’s updated product development pipeline, visit GSK at www.gsk.com. Information on GSK’s website does not form part of this current report on Form 6-K.

The Group, as a multinational business, operates in many countries and earns revenues and incurs costs in many currencies. The results of the Group, as reported in sterling, are therefore affected by movements in exchange rates between sterling and overseas currencies. The Group uses the average exchange rates prevailing during the year to translate the results of overseas companies into sterling. The currencies which most influence these transactions are the US dollar, the Euro and the Japanese Yen.

In order to illustrate underlying performance, it is the Group’s practice to discuss its results in terms of constant exchange rate (CER) growth. This represents growth calculated as if the exchange rates used to determine the results of overseas companies in sterling had remained unchanged from those used in the previous year. CER% represents growth at constant exchange rates. £% represents growth at actual exchange rates.

During H1 2003 average sterling exchange rates were stronger against the US dollar and the yen and weaker against the Euro compared with the same period in 2002, giving an overall adverse currency impact on the results for the period.

Brand names appearing in italics throughout this document are trade marks of GSK or associated companies with the exception of Levitra, a trade mark of Bayer AG, and Bexxar, a trade mark of Corixa Corporation, which are used under licence by the Group.

Cautionary statement regarding forward-looking statements
Under the safe harbor provisions of the US Private Securities Litigation Reform Act of 1995, the company cautions investors that any forward-looking statements or projections made by the company, including those made in this Announcement, are subject to risks and uncertainties that may cause actual results to differ materially from those projected. Factors that may affect the Group’s operations are described under ‘Risk Factors’ in the Operating and Financial Review and Prospects in the company’s Annual Report on Form 20-F for 2002.

PROFIT AND LOSS ACCOUNT
Three months ended 30th June 2003

	Q2 2003 £m		Q2 2002 £m		Growth CER%	Growth £ %

Turnover:
Pharmaceuticals	4,566		4,613		3	(1)
Consumer Healthcare	809		802		3	1

TURNOVER	5,375		5,415		3	(1)

Cost of sales	(1,065)		(1,110)		(2)	(4)

Gross profit	4,310		4,305		5	—

Selling, general and administration	(1,855)		(2,057)		(6)	(10)
Research and development	(654)		(623)		9	5

Trading profit:
Pharmaceuticals	1,657		1,512
Consumer Healthcare	144		113

TRADING PROFIT	1,801		1,625		16	11

Other operating income/(expense)	87		16

Operating profit	1,888		1,641		21	15
Business disposals	3		—
Profits of associates	28		21

Profit before interest	1,919		1,662
Net interest payable	(37)		(29)

PROFIT BEFORE TAXATION	1,882		1,633		21	15

Taxation	(527)		(430)

Profit after taxation	1,355		1,203		19	13
Minority interests	(21)		(24)
Preference share dividends	(4)		(5)

EARNINGS	1,330		1,174		19	13

EARNINGS PER SHARE	22.8	p	19.7	p	22	16

Diluted earnings per share	22.8	p	19.6	p

Appropriations of profit attributable to shareholders are set out under “Appropriations” on page 12.

PROFIT AND LOSS ACCOUNT
Six months ended 30th June 2003

	H1 2003 £m		H1 2002 £m		Growth CER%	Growth £%

Turnover:
Pharmaceuticals	9,032		8,974		6	1
Consumer Healthcare	1,565		1,551		5	1

TURNOVER	10,597		10,525		6	1

Cost of sales	(2,175)		(2,227)		(1)	(2)

Gross profit	8,422		8,298		7	1

Selling, general and administration	(3,631)		(3,944)		(3)	(8)
Research and development	(1,288)		(1,289)		4	—

Trading profit:
Pharmaceuticals	3,258		2,868
Consumer Healthcare	245		197

TRADING PROFIT	3,503		3,065		22	14

Other operating income/(expense)	67		11

Operating profit	3,570		3,076		25	16
Business disposals	3		—
Product divestments	—		12
Profits of associates	50		38

Profit before interest	3,623		3,126
Net interest payable	(72)		(63)

PROFIT BEFORE TAXATION	3,551		3,063		25	16

Taxation	(978)		(810)

Profit after taxation	2,573		2,253		23	14
Minority interests	(41)		(48)
Preference share dividends	(8)		(10)

EARNINGS	2,524		2,195		24	15

EARNINGS PER SHARE	43.3	p	36.8	p	27	18

Diluted earnings per share	43.2	p	36.6	p

Weighted average number of shares (millions)	5,827		5,962

Appropriations of profit attributable to shareholders are set out under “Appropriations” on page 12.

PHARMACEUTICAL TURNOVER

•	Pharmaceutical turnover grew 3% CER in the quarter, but fell 1% in sterling terms reflecting adverse currency exchange movements, to £4.6 billion.

•	In the United States, sales grew 2% CER, but declined 8% in sterling terms reflecting adverse currency exchange movements, to £2.4 billion in the quarter. Overall, US sales growth of 7% CER (4% sterling decline) in the first half of the year is broadly consistent with GSK’s estimate of the underlying performance of the US business.

•	European sales were up 2% CER (9% sterling) in the quarter to nearly £1.3 billion. Key markets continued to be impacted by government reforms on healthcare spending. However, GSK continued to achieve good growth in emerging markets in Central and Eastern Europe.

•	Sales in International markets increased by 9% CER (4% sterling) in the quarter, driven by good performances in Canada, Asia Pacific and Latin America, the latter reflecting continued improvement in trading conditions in Mexico.

Pharmaceutical sales growth is being sustained by a broad portfolio of fast-growing products:

•	Seretide/Advair consolidated its position as GSK’s number one product, with sales of £531 million in the quarter, up 31% CER (28% sterling). In the USA, where sales were up 41% CER (28% sterling) in the quarter, over 19 million prescriptions have now been written for Advair since its launch, with more than 3.5 million patients being treated. The respiratory products Flixotide (sales of £173 million, down 8% CER, 11% sterling) and Serevent (sales of £109 million, down 18% CER, 20% sterling) continued to be impacted by the success of Seretide.

GSK is developing several new opportunities for Advair. During the quarter, the company submitted to the FDA an application for the use of Advair to treat children from 4 to 12 years of age. GSK has also received European approval for the use of Seretide to treat Chronic Obstructive Pulmonary Disease (COPD). In the USA, the company submitted additional data to the FDA in May to progress its application for treatment of COPD. The outcome of the FDA review is expected towards the end of the year.

•	Sales of Seroxat/Paxil, GSK’s leading product for depression and anxiety disorders, of £520 million in the quarter were level in CER terms (down 6% sterling). Paxil CR continues to grow market share and now represents over 38% of new Paxil prescriptions in the USA.

Seroxat/Paxil performed well in International markets with sales growth of 33% CER (30% sterling) in the quarter, driven by continued growth in Japan.

•	Sales of Avandia and Avandamet, GSK's oral anti-diabetes products, grew 3% CER (down 5% sterling) in the quarter to £212 million. In the USA sales of Avandia and Avandamet decreased 5% CER (13% sterling) due to wholesaler stocking movements in the previous quarter.

•	GSK’s HIV portfolio had strong growth, with sales up 11% CER (8% sterling) to £390 million in the quarter, reflecting good performance across all regions. GSK products are the cornerstone of HIV treatment with all of the top 10 HIV treatment regimens in the USA now containing a GSK brand.

•	In the quarter, GSK and Shionogi reviewed final data from a phase II study of the integrase inhibitor 810781 (S-1360) and have agreed to end development of this lead compound in the series. A follow-up candidate, 1838, has been selected to replace it. Also during the quarter, GSK and Medivir announced a new licensing agreement for the development of MIV-210, a nucleoside analogue reverse transcriptase inhibitor with a unique resistance profile, that is currently in phase I studies.

•	Lamictal and Valtrex continued to perform strongly. In the quarter Lamictal sales were £135 million, up 28% CER (23% sterling) and Valtrex sales increased 32% CER (26% sterling) to £132 million. Both products will also benefit from new indications: Lamictal received FDA approval in June for use in the treatment of bipolar disorder and Valtrex is expected to obtain FDA approval in Q3 for its use to reduce the risk of transmission of genital herpes.

•	Sales of Coreg, an alpha/beta blocker for the treatment of heart failure, rose 20% CER (9% sterling) in the quarter to £84 million. Coreg is expected to benefit from exciting new data published this year. Results from the COMET trial, the longest and largest trial ever conducted into heart failure, were published in 'The Lancet' in July and showed Coreg reduced mortality by 17% compared to the beta blocker metoprolol. This data builds on the impressive results of the recent CAPRICORN study which showed Coreg could reduce the risk of death by 23% in patients with left ventricular heart dysfunction.

•	Global Augmentin sales declined 42% CER (43% sterling) to £179 million in the quarter. The decline in US sales of the Augmentin franchise due to generic competition was partially mitigated by the strong performances of Augmentin ES and XR, which now represent approximately 30% of the total number of prescriptions being written for branded and generic Augmentin.

•	Other key products that performed well globally in the quarter include Wellbutrin (£230 million, up 22% CER, 10% sterling), Zofran (£206 million, up 25% CER, 16% sterling) and Flixonase (£164 million, up 18% CER, 9% sterling).

NEW PRODUCT UPDATE

•	Levitra, a potent new treatment for erectile dysfunction, is being rolled out across Europe. In the USA, following a successful FDA advisory committee meeting in May, GSK and its partner Bayer, expect to gain approval of Levitra early in the second half of the year.

•	Wellbutrin XL has an attractive, differentiated profile as the first and only once-daily anti-depressant with a low incidence of sexual dysfunction and weight gain. Following receipt of an approvable letter in June, GSK has received notification that the FDA has classified the company's recent response as Class 1. The Agency has therefore set 3rd September as the new action date for granting approval.

•	In the quarter, FDA approval was received for Bexxar, a new treatment for non-Hodgkin's lymphoma. GSK expects to launch Bexxar with its partner Corixa at the end of July.

•	GSK’s new protease inhibitor “908” is under review with the FDA and remains on track for approval during the second half of the year.

•	Epivir+Ziagen, GSK's new once-daily combination product for the treatment of HIV, will be filed with the FDA during the second half of the year.

•	Ariflo, GSK’s new oral product to treat COPD will be reviewed at an FDA advisory committee meeting on 5th September.

PHARMACEUTICAL TURNOVER
Three months ended 30th June 2003

	Total			USA			Europe			International

	£m	CER%	£%	£m	CER%	£%	£m	CER%	£% `	£m	CER%	£%

CENTRAL NERVOUS SYSTEM	1,152	5	(1)	808	4	(6)	213	3	10	131	18	16
Depression	750	6	(1)	562	5	(5)	96	(8)	(3)	92	34	28
Seroxat/Paxil	520	—	(6)	338	(4)	(13)	96	(8)	(3)	86	33	30
Wellbutrin	230	22	10	224	21	10	—	—	—	6	43	—

Migraine	213	(2)	(7)	151	(5)	(14)	45	6	15	17	15	6
Imigran/Imitrex	190	(2)	(8)	138	(5)	(13)	37	5	16	15	16	—
Naramig/Amerge	23	(1)	(4)	13	(9)	(19)	8	12	14	2	8	100

Lamictal	135	28	23	74	30	16	50	30	43	11	6	—
Requip	24	3	—	12	2	(8)	11	—	10	1	45	—
Zyban	17	(31)	(32)	6	(35)	(45)	7	8	40	4	(54)	(56)

RESPIRATORY	1,097	10	6	556	15	5	375	1	9	166	10	6
Seretide/Advair, Flixotide/Flovent, Serevent	813	12	9	413	15	5	292	5	13	108	16	15
Seretide/Advair	531	31	28	286	41	28	192	15	25	53	36	36
Flixotide/Flovent	173	(8)	(11)	77	(11)	(19)	52	(10)	(5)	44	—	—
Serevent	109	(18)	(20)	50	(28)	(33)	48	(8)	(4)	11	11	—
Flixonase/Flonase	164	18	9	131	22	10	18	(2)	13	15	6	—
Ventolin	66	1	—	1	>100	—	34	(4)	3	31	2	(3)
Becotide	28	(19)	(18)	—	—	—	23	(17)	(15)	5	(28)	(29)

ANTI-VIRALS	610	11	7	298	12	1	195	13	23	117	6	(1)
HIV	390	11	8	202	6	(4)	148	17	29	40	15	8
Combivir	152	6	3	75	(2)	(11)	59	16	28	18	18	—
Trizivir	102	32	29	60	26	15	38	42	52	4	50	100
Epivir	74	7	3	36	6	(8)	28	6	17	10	14	11
Retrovir	12	(12)	(8)	5	1	—	4	(30)	(20)	3	(4)	—
Ziagen	42	12	8	21	8	(5)	16	19	33	5	16	—
Agenerase	8	(25)	(27)	5	(28)	(38)	3	(5)	—	—	—	—

Herpes	178	12	7	86	29	16	41	3	11	51	(5)	(7)
Valtrex	132	32	26	83	36	22	25	16	25	24	34	41
Zovirax	46	(23)	(25)	3	(42)	(50)	16	(12)	(6)	27	(25)	(29)

Zeffix	32	15	10	3	5	—	4	2	—	25	18	14

ANTI-BACTERIALS	419	(23)	(25)	113	(53)	(57)	172	(3)	6	134	9	—
Augmentin	179	(42)	(43)	60	(66)	(69)	74	(6)	1	45	8	2
Zinnat/Ceftin	55	(4)	(4)	4	(33)	(43)	29	(1)	7	22	4	(4)
Fortum	47	(10)	(8)	6	(29)	(33)	24	(9)	—	17	(2)	(6)
Amoxil	29	(1)	(3)	6	(23)	(25)	8	(29)	(20)	15	41	25

VACCINES	285	8	9	73	15	4	127	6	14	85	3	6
Hepatitis	106	(13)	(12)	34	(23)	(29)	55	(4)	2	17	(9)	(11)
Infanrix/Pediarix	102	50	48	39	92	70	42	31	40	21	23	31

ONCOLOGY AND EMESIS	273	19	11	207	23	12	43	4	13	23	6	(4)
Zofran	206	25	16	155	32	19	32	1	7	19	8	6
Hycamtin	29	12	7	20	16	5	7	14	17	2	(24)	—

METABOLIC	245	—	(7)	167	(5)	(13)	25	6	9	53	17	13
Avandia, Avandamet	212	3	(5)	167	(5)	(13)	17	49	55	28	63	56

CARDIOVASCULAR AND UROGENITAL	178	10	5	110	10	—	42	(2)	8	26	37	30
Coreg	84	20	9	81	19	8	—	—	—	3	34	50
Levitra	3	—	—	—	—	—	2	—	—	1	—	—
Avodart	3	—	—	2	—	—	1	—	—	—	—	—

OTHER	307	(7)	(11)	27	(33)	(43)	91	(16)	(13)	189	3	(3)
Zantac	89	(10)	(12)	22	12	5	24	(24)	(17)	43	(11)	(16)

	4,566	3	(1)	2,359	2	(8)	1,283	2	9	924	9	4

Pharmaceutical turnover includes co-promotion income.

PHARMACEUTICAL TURNOVER Six months ended 30th June 2003
			Total			USA			Europe		International

	£m	CER%	£%	£m	CER%	£%	£m	CER%	£%	£m	CER%	£%

CENTRAL NERVOUS SYSTEM	2,247	11	4	1,595	13	2	417	3	10	235	18	12
Depression	1,456	14	5	1,099	15	3	193	(3)	3	164	29	23
Seroxat/Paxil	1,010	9	2	665	9	(2)	193	(3)	3	152	29	24
Wellbutrin	446	26	13	434	25	13	—	—	—	12	35	20

Migraine	417	2	(5)	302	2	(8)	85	(3)	5	30	15	11
Imigran/Imitrex	373	2	(4)	277	2	(8)	70	(2)	6	26	15	8
Naramig/Amerge	44	(5)	(8)	25	(7)	(17)	15	(5)	—	4	10	33

Lamictal	265	32	26	150	40	26	94	24	34	21	10	—
Requip	46	11	7	23	17	5	21	2	11	2	44	—
Zyban	37	(30)	(31)	15	(30)	(38)	15	(3)	7	7	(52)	(56)

RESPIRATORY	2,190	14	10	1,127	23	11	729	2	9	334	13	7
Seretide/Advair, Flixotide/Flovent, Serevent	1,627	17	13	857	24	12	568	5	13	202	18	14
Seretide/Advair	1,045	39	34	578	55	39	370	16	26	97	43	39
Flixotide/Flovent	353	(7)	(10)	165	(7)	(16)	104	(12)	(6)	84	(1)	(3)
Serevent	229	(13)	(16)	114	(19)	(26)	94	(8)	(3)	21	14	5
Flixonase/Flonase	323	22	13	249	27	14	31	(3)	7	43	14	8
Ventolin	130	(1)	(3)	3	(47)	(57)	67	(5)	2	60	8	(2)
Becotide	57	(17)	(15)	—	—	—	47	(14)	(11)	10	(29)	(29)

ANTI-VIRALS	1,181	10	5	590	11	—	366	8	18	225	9	1
HIV	765	12	7	415	11	—	276	13	23	74	15	3
Combivir	296	6	1	154	2	(8)	108	8	19	34	17	3
Trizivir	196	37	32	118	35	22	71	40	51	7	49	75
Epivir	148	7	3	77	10	(1)	53	2	13	18	9	(5)
Retrovir	23	(14)	(15)	10	(3)	(9)	8	(34)	(27)	5	4	—
Ziagen	85	13	8	45	10	(2)	31	18	29	9	13	—
Agenerase	17	(16)	(23)	11	(20)	(27)	5	(4)	—	1	(14)	(50)

Herpes	329	7	2	157	16	4	78	2	10	94	(3)	(6)
Valtrex	242	28	20	154	31	18	44	13	22	44	32	29
Zovirax	87	(27)	(28)	3	(80)	(85)	34	(9)	(3)	50	(21)	(24)

Zeffix	63	12	7	5	(3)	(17)	8	(3)	—	50	17	11

ANTI-BACTERIALS	886	(24)	(26)	251	(53)	(57)	377	(2)	6	258	10	—
Augmentin	397	(42)	(43)	143	(65)	(68)	168	(5)	2	86	10	2
Zinnat/Ceftin	119	(5)	(6)	12	(31)	(40)	66	3	10	41	(4)	(11)
Fortum	93	(9)	(9)	14	(13)	(22)	48	(12)	(4)	31	(3)	(9)
Amoxil	61	2	(3)	13	(6)	(13)	18	(31)	(22)	30	39	20

VACCINES	549	8	9	146	7	(4)	234	7	15	169	11	13
Hepatitis	213	(9)	(11)	79	(15)	(23)	99	(7)	—	35	1	(5)
Infanrix/Pediarix	177	34	33	67	50	34	72	22	31	38	31	36

ONCOLOGY AND EMESIS	521	18	9	394	22	10	82	2	9	45	11	2
Zofran	388	24	15	291	32	18	62	1	7	35	10	6
Hycamtin	55	12	6	37	15	3	13	2	8	5	14	25

METABOLIC	505	12	3	358	10	(1)	50	16	22	97	16	8
Avandia, Avandamet	438	15	5	358	10	(1)	29	33	38	51	47	38

CARDIOVASCULAR AND UROGENITAL	350	18	11	220	20	8	84	5	15	46	31	21
Coreg	168	36	23	162	36	23	—	—	—	6	34	20
Levitra	5	—	—	—	—	—	4	—	—	1	—	—
Avodart	4	—	—	3	—	—	1	—	—	—	—	—

OTHER	603	(10)	(14)	57	(25)	(34)	185	(17)	(14)	361	(4)	(11)
Zantac	172	(13)	(15)	45	9	(2)	49	(28)	(21)	78	(13)	(18)

	9,032	6	1	4,738	7	(4)	2,524	1	9	1,770	9	3

Pharmaceutical turnover includes co-promotion income.

CONSUMER HEALTHCARE TURNOVER

Sales of Over-the-counter medicines grew 3%, but fell 1% in sterling terms reflecting adverse currency exchange movements, to £377 million in the quarter helped by the acquisition of a number of dermatological products. Oral Care sales were down 2% CER (2% sterling) to £269 million reflecting competitive market conditions in all regions. Sales of Nutritional healthcare products grew 12% CER (12% sterling) to £163 million with strong performances by Lucozade in Europe and Horlicks in International.

	Three months ended 30th June 2003

	£m	CER%	£%

Over-the-counter medicines	377	3	(1)
Analgesics	84	4	(1)
Dermatological	66	28	25
Gastro-intestinal	69	(1)	(9)
Respiratory tract	29	17	26
Smoking control	76	(7)	(13)
Natural wellness support	40	2	(2)

Oral care	269	(2)	(2)
Nutritional healthcare	163	12	12

Total	809	3	1

	Six months ended 30th June 2003

	£m	CER%	£%

Over-the-counter medicines	746	7	—
Analgesics	164	4	—
Dermatological	123	39	32
Gastro-intestinal	140	2	(9)
Respiratory tract	65	15	16
Smoking control	148	(3)	(10)
Natural wellness support	80	6	4

Oral care	521	—	(1)
Nutritional healthcare	298	7	5

Total	1,565	5	1

FINANCIAL REVIEW – PROFIT AND LOSS ACCOUNT

Pharmaceutical turnover

Turnover in the period increased by 3% CER (down 1% sterling) compared with the second quarter of 2002. An analysis of turnover between new products (those launched in a major market within the last five years), franchise products (established products), and other products (now less actively promoted) is set out below:

			Q2 2003

	£m	% total	CER%	£%

New	1,129	25	22	18
Franchise	2,503	55	1	(5)
Other	934	20	(7)	(10)

	4,566	100	3	(1)

The growth of the new products, notably Seretide/Advair, Infanrix, Pediarix and Trizivir, and the franchise products, Wellbutrin, Zofran, and Valtrex, more than offset the decline of older products such as Augmentin, Zovirax and Zantac. New products accounted for 25% of total pharmaceutical turnover.

Accounting for co-promotional and co-marketing activities

Where GSK co-promotes a product and the third party records the sale, GSK records its share of revenue as co-promotion income within turnover. The nature of the co-promotion activities are such that GSK records no cost of sales. Co-promotion income relating to Levitra, which GSK promotes with Bayer AG, amounted to £2 million in the quarter.

Where GSK co-markets and sells the product, sales will be recorded by GSK in turnover as sales of GSK products. Cost of sales will reflect the purchase cost of the product sold. Sales of Levitra in the quarter were £1 million.

GSK’s development costs and amortisation of intangible rights will be charged to research and development, and costs related to selling and marketing will be charged to selling, general and administration expenses.

Trading profit

		Q2 2003		Q2 2002			2002

	£m	% of turnover	£m	% of turnover	Growth CER %	Growth £%	£m

Turnover	5,375	100.0	5,415	100.0	3	(1)	21,212

Cost of sales	(1,065)	(19.8)	(1,110)	(20.5)	(2)	(4)	(4,609)
Selling, general and administration	(1,855)	(34.5)	(2,057)	(38.0)	(6)	(10)	(8,041)
Research and development	(654)	(12.2)	(623)	(11.5)	9	5	(2,900)

Trading profit	1,801	33.5	1,625	30.0	16	11	5,662

Trading profit grew 16% CER (11% sterling) to £1,801 million on turnover growth of 3% CER (down 1% sterling). Overall the trading margin improved 3.5 percentage points compared with the same quarter last year. Although turnover declined slightly in sterling terms, as the small pricing benefit achieved was offset by the impact of currency exchange movements, trading margin improved as a result of a decrease in cost of sales and from lower selling, general and administration costs, which together more than offset an increase of 9% CER (5% sterling) in research and development (R&D) expenditure reflecting increased activity. Cost of sales declined by 2% CER (4% sterling), 0.7 percentage points on turnover, primarily as a result of benefits that arose from merger, manufacturing restructuring and other savings. Selling, general and administration costs declined by 6% CER (10% sterling), 3.5 percentage points on turnover, principally due to reduced costs of merger integration implementation along with savings arising from these initiatives.

Profit before tax

	Q2 2003 £m	Q2 2002 £m	2002 £m

Trading profit	1,801	1,625	5,662
Other operating income/(expense)	87	16	(111)
Product divestments	—	—	11
Business disposals	3	—	10
Profits of associates	28	21	75
Net interest payable	(37)	(29)	(141)

Profit before tax	1,882	1,633	5,506

Other operating income/(expense) includes litigation costs and provisions for legal matters including product liability claims, product withdrawals and antitrust matters, equity investment carrying cost adjustments arising from stock market price changes, royalty income, product disposals and equity investment sales.

Included within profit before tax are the following items relating to the merger, integration and restructuring costs and the disposal of subsidiaries:

	Q2 2003 £m	Q2 2002 £m	2002 £m

Manufacturing and other restructuring	(19)	(16)	(121)
Merger integration costs	(64)	(169)	(851)
Block Drug integration costs	(7)	(9)	(60)

Effect on operating profit	(90)	(194)	(1,032)
Product divestments	—	—	11
Disposal of businesses	3	—	10

Effect on profit before tax	(87)	(194)	(1,011)

Merger integration costs are declining as the programme nears its completion in the third year post merger. Manufacturing and other restructuring charges principally reflect the timing of production plant closures.

Taxation

The charge for taxation of £978 million for the half year represents an effective tax rate of 27.5% which is the expected rate for the year. This represents an increase compared with the effective rate of 26.4% in 2002 due to changes in the geographic mix of profits and lower tax credits arising on merger and manufacturing restructuring charges.

Transfer pricing issues are described in the ‘Taxation’ note to the Financial Statements included in the Annual Report for 2002. Developments since the date of that report are as follows. With respect to the claims of the Internal Revenue Service (IRS) for all years since 1989, which are described in the note, the US and UK tax authorities have concluded discussions under the mutual agreement provisions of the double taxation convention between the two countries without reaching agreement. As stated in previous updates, there continues to be a wide difference of views between the company and the IRS. The company is now in discussions with the Appeals Division of the IRS regarding years 1997-2000, but the dispute in respect of 1989-1996 will now proceed to the US Tax Court. The company is awaiting statutory notices from the IRS.

GlaxoSmithKline uses the best advice in determining its transfer pricing methodology and in seeking to manage transfer pricing issues to a satisfactory conclusion and, on the basis of external professional advice, continues to believe that it has made adequate provision for the liabilities likely to arise from open assessments.

Subsequent event

On 7th January 2004, GlaxoSmithKline announced that it had received a claim for additional taxes that the IRS asserts legacy company Glaxo Wellcome owes for the years 1989 to 1996. This statutory notice of deficiency for $2.7 billion (£1.5 billion) in tax principally relates to the allocation of profits for Glaxo heritage products between the USA and other countries. To the extent that the IRS were successful in its claim, interest would be payable. GSK estimates the interest on the full claim to date would be approximately $2.5 billion (£1.4 billion), net of federal tax relief. As similar tax issues remain open for 1997 to date, GSK expects to receive further claims by the IRS for these years. As stated in previous updates, there continues to be a wide difference of views between the company and the IRS.

Since GSK has exhausted all administrative remedies open to it, the company plans to contest this claim for additional taxes by filing a petition in the US Tax Court, where a trial is not expected until some time in 2005 or 2006.

GlaxoSmithKline continues to believe, based on external professional advice, that it has made adequate provision for the tax liabilities which could arise from open assessments. The ultimate liability for such matters may vary significantly from the amounts provided and is dependent upon the outcome of litigation proceedings and negotiations with the relevant tax authorities.

Earnings

	Q2 2003 £m	Q2 2002 £m	2002 £m

Earnings	1,330	1,174	3,915

	pence	pence	pence

Basic earnings per share	22.8	19.7	66.2

Diluted earnings per share	22.8	19.6	66.0

EPS was 22.8 pence in the quarter compared with 19.7 pence in the second quarter of 2002, an increase of 22% in CER terms and 16% in sterling terms. The adverse currency impact on EPS of 6% in the quarter reflected the continued weakness of the US dollar relative to last year, partly offset by a stronger Euro.

	Q2 2003 £m	Q2 2002 £m	2002 £m
Appropriations
Net profit attributable to shareholders	1,330	1,174	3,915
Dividends	(522)	(530)	(2,346)

Retained profit	808	644	1,569

	pence per share	2003 £m	pence per share	2002 £m
Dividends
First interim – paid 3rd July 2003	9	524	9	535
Second interim – payable 2nd October 2003	9	522	9	530
Third interim			9	527
Fourth interim			13	754

			40	2,346

The Board declared a second interim dividend of 9 pence per share. This compared with a dividend of 9 pence per share for Q2 2002. The equivalent dividend receivable by ADR holders was 28.637 cents per ADS based on an exchange rate of £1/$1.59095. The dividend had an ex-dividend date of 30th July 2003 and was paid on 2nd October 2003 to shareholders and to ADR holders of record on 1st August 2003.

The number of shares in issue, excluding those held by the ESOP Trusts, at 30th June 2003 was 5,802 million (30th June 2002: 5,880 million).

STATEMENT OF TOTAL RECOGNISED GAINS AND LOSSES

	H1 2003 £m	H1 2002 £m	2002 £m

PROFIT ATTRIBUTABLE TO SHAREHOLDERS	2,524	2,195	3,915
Exchange movements on overseas net assets	181	(76)	(154)
Tax on exchange movements	1	—	(67)
Unrealised gains on equity investments	3	2	7

TOTAL RECOGNISED GAINS AND LOSSES	2,709	2,121	3,701

SUMMARY STATEMENT OF CASH FLOW AND MOVEMENT IN NET DEBT
Three months ended 30th June 2003

	Q2 2003 £m	Q2 2002 £m	2002 £m

OPERATING PROFIT	1,888	1,641	5,551
Depreciation and other non-cash items	194	174	1,063
Increase in working capital	(209)	(3)	(90)
(Decrease)/increase in net liabilities	(179)	289	731

NET CASH INFLOW FROM OPERATING ACTIVITIES	1,694	2,101	7,255

Dividends received from associates	—	—	2
Returns on investment and servicing of finance	(50)	(39)	(237)
Taxation paid	(627)	(427)	(1,633)

	1,017	1,635	5,387

Purchase of tangible fixed assets	(186)	(232)	(1,044)
Sale of tangible fixed assets	17	20	59
Purchase of intangible fixed assets	(19)	(59)	(182)

	(188)	(271)	(1,167)
Product divestments	—	—	(1)
Proceeds from own shares for employee share options	11	10	58
Purchase of equity investments	(6)	(6)	(75)
Sale of equity investments	44	53	65

Capital expenditure and financial investment	(139)	(214)	(1,120)

Purchase of businesses	(9)	(7)	(21)
Business disposals	3	—	6
Investment in joint ventures and associates	(1)	—	(5)

Acquisitions and disposals	(7)	(7)	(20)

Equity dividends paid	(760)	(719)	(2,327)

NET CASH INFLOW	111	695	1,920

Management of liquid resources	(150)	5	52
Financing	810	(467)	(1,567)

INCREASE IN CASH IN PERIOD	771	233	405

Reconciliation to movement in net debt

Net debt at beginning of period	(2,051)	(2,221)	(2,101)
Increase in cash	771	233	405
Cash inflow/(outflow) from management of liquid resources	150	(5)	(52)
Net (increase in)/repayment of long-term loans	(911)	18	(1,005)
Net (increase in)/repayment of short-term loans	(93)	(522)	543
Net non-cash funds of subsidiaries acquired	—	—	(4)
Exchange adjustments	(28)	(30)	(121)

Net debt at end of period	(2,162)	(2,527)	(2,335)

SUMMARY STATEMENT OF CASH FLOW AND MOVEMENT IN NET DEBT
Six months ended 30th June 2003

	H1 2003 £m	H1 2002 £m

OPERATING PROFIT	3,570	3,076
Depreciation and other non-cash items	388	428
Increase in working capital	(348)	(245)
(Decrease)/increase in net liabilities	(253)	291

NET CASH INFLOW FROM OPERATING ACTIVITIES	3,357	3,550

Returns on investment and servicing of finance	(149)	(146)
Taxation paid	(1,117)	(636)

	2,091	2,768

Purchase of tangible fixed assets	(339)	(408)
Sale of tangible fixed assets	31	28
Purchase of intangible fixed assets	(56)	(91)

	(364)	(471)
Proceeds from own shares for employee share options	12	37
Purchase of equity investments	(15)	(13)
Sale of equity investments	86	62

Capital expenditure and financial investment	(281)	(385)

Purchase of businesses	(9)	(7)
Business disposals	3	—
Disposal of interests in associates	(1)	—

Acquisitions and disposals	(7)	(7)

Equity dividends paid	(1,287)	(1,264)

NET CASH INFLOW	516	1,112

Management of liquid resources	(184)	82
Financing	265	(779)

INCREASE IN CASH	597	415

Reconciliation to movement in net debt

Net debt at beginning of period	(2,335)	(2,101)
Increase in cash	597	415
Cash inflow/(outflow) from management of liquid resources	184	(82)
Net increase in long-term loans	(763)	(315)
Net repayment of/(increase in) short-term loans	133	(406)
Exchange adjustments	22	(38)

Net debt at end of period	(2,162)	(2,527)

BALANCE SHEET

	30th June 2003 £m	30th June 2002 £m	31st December 2002 £m

Goodwill	153	159	171
Intangible fixed assets	1,686	1,639	1,637
Tangible fixed assets	6,594	6,762	6,649
Investments	3,109	3,141	3,121

FIXED ASSETS	11,542	11,701	11,578

Equity investments	164	152	161
Stocks	2,222	2,191	2,080
Debtors	6,717	6,048	6,200
Liquid investments	1,434	1,281	1,256
Cash at bank	1,611	1,122	1,052

CURRENT ASSETS	12,148	10,794	10,749

Loans and overdrafts	(1,372)	(2,525)	(1,551)
Other creditors	(6,669)	(7,342)	(7,257)

CREDITORS: amounts due within one year	(8,041)	(9,867)	(8,808)

NET CURRENT ASSETS	4,107	927	1,941

TOTAL ASSETS LESS CURRENT LIABILITIES	15,649	12,628	13,519

Loans	(3,835)	(2,405)	(3,092)
Other creditors	(217)	(266)	(206)

CREDITORS: amounts due after one year	(4,052)	(2,671)	(3,298)

PROVISIONS FOR LIABILITIES AND CHARGES	(3,111)	(2,409)	(2,833)

NET ASSETS	8,486	7,548	7,388

Called up share capital	1,495	1,516	1,506
Share premium account	241	205	224
Other reserves	1,917	1,894	1,905
Profit and loss account	4,074	3,135	2,946

EQUITY SHAREHOLDERS’ FUNDS	7,727	6,750	6,581

Non-equity minority interest	545	592	559
Equity minority interests	214	206	248

CAPITAL EMPLOYED	8,486	7,548	7,388

RECONCILIATION OF MOVEMENTS IN EQUITY SHAREHOLDERS’ FUNDS

	H1 2003 £m	H1 2002 £m	2002 £m

Equity shareholders’ funds at beginning of period	6,581	7,390	7,390
Total recognised gains and losses for the period	2,709	2,121	3,701
Dividends	(1,046)	(1,065)	(2,346)
Ordinary shares issued	18	36	56
Ordinary shares purchased and cancelled	(537)	(1,720)	(2,220)
Exchange movements on goodwill written off to reserves	2	(12)	—

Equity shareholders’ funds	7,727	6,750	6,581

FINANCIAL REVIEW – CASH FLOW AND BALANCE SHEET

Cash flow

Operating cash flow was £1,694 million in Q2 2003. This represents a decrease of £407 million over Q2 2002 arising from an increase in working capital and a decrease in net liabilities, which more than offset an increase in operating profit. Working capital increased primarily as a result of a growth in trade debtors and net liabilities decreased primarily as a result of higher payments for provisionable items and an increase in other debtors. The operating cash flow is in excess of the funds needed for the routine cash flows of tax, capital expenditure on tangible assets and dividend payments, together amounting to £1,573 million.

In October 2002 GSK commenced a new £4 billion share buy-back programme. Of this new programme, £219 million was spent in 2002, £262 million in the first quarter and £275 million in the second quarter of 2003. The exact amount and timing of future purchases will be determined by the company and is dependent on market conditions and other factors.

Net assets

The book value of net assets increased by £1,098 million from £7,388 million at 31st December 2002 to £8,486 million at 30th June 2003. This arose from a reduction in net debt and an increase in trade and other debtors, together with a reduction in short-term creditors, largely due to the timing of taxation payments and the payment of the Q4 2002 dividend.

Fixed asset investments comprise investments in associates, long-term equity investments and an investment in own shares held by the ESOTs. At 30th June 2003 the ESOTs held 179 million GSK ordinary shares, at a carrying value of £2,795 million and market value of £2,191 million, against the future exercise of share options and share awards. This valuation shortfall is not considered to represent a permanent diminution in value in the context of the length of the future period over which the related share options may be exercised. Accordingly no provision has been made. The carrying value of associates and equity investments was £478 million and the market value was £1,281 million.

Equity shareholders' funds

Equity shareholders' funds increased from £6,581 million at 31st December 2002 to £7,727 million at 30th June 2003. The increase arises from retained earnings and positive exchange movements on overseas net assets partly offset by own shares purchased and cancelled.

Legal proceedings

GlaxoSmithKline is involved in various legal and administrative proceedings, principally product liability, intellectual property, antitrust and governmental investigations and related private litigation. The outcome of claims, legal proceedings and other matters in which the Group is involved cannot be predicted with any certainty. Legal proceedings in which GSK is involved are described in the legal proceedings note to the Financial Statements and the ‘Risk factors’ in the operating and financial review and prospects included in the Annual Report 2002. Developments since the date of the Annual Report through the date of this document are set out below.

USA

Intellectual property

With respect to the US District Court decision holding the Group’s paroxetine hydrochloride hemihydrate patent for Paxil valid but not infringed by Apotex’s anhydrate version, the Court of Appeals for the Federal Circuit (CAFC) heard the appeal on 5th January 2004. The CAFC’s decision is expected in three to six months from the hearing.

In December 2003 GlaxoSmithKline and Synthon reached a settlement of the Group’s patent infringement action relating to Synthon’s 505(b)(2) application for a paroxetine mesylate product using a different salt form of paroxetine than that used in the marketed form of Paxil. Under the terms of the settlement the Group has granted Synthon a royalty bearing license to market that paroxetine mesylate product in the USA.

In July 2003 the Group requested the U.S. Food and Drug Administration (FDA) to remove three patents related to Paxil from the register of pharmaceutical patents maintained by the FDA (the ‘Orange Book’). The action followed the FDA’s release on 12th June 2003 of new regulations concerning, among other matters, the listing of patents in the Orange Book. Although the new regulations do not specifically apply to patents already listed, the FDA did provide new criteria for listing certain types of patents in the future. The Group voluntarily sought the delisting of three product-by-process patents to proactively align with the new criteria. The delisting request did not affect the validity of these patents or related patent litigation but did terminate any remaining Hatch-Waxman stays related to the delisted patents with the effect that there were no remaining stays with respect to FDA approval of the ANDA filed by Apotex Corp. Following FDA approval of its ANDA, Apotex subsequently launched a generic version of Paxil in September 2003. The Group continues to pursue patent infringement claims in litigation in Philadelphia against Apotex and other generic companies under these and other patents.

With respect to the patent infringement actions regarding Paxil in the District Court for the Eastern District of Pennsylvania, in April 2003 the Group waived claims for infringement of a product by process patent (US patent 6,172,233) against Geneva Pharmaceuticals, Alphapharm, Zenith-Goldline and Sumika Fine Chemicals, which had been identified as the manufacturer of bulk material for the other three companies. In the course of discovery Sumika produced evidence that it was not infringing that patent. As a consequence of withdrawal of the waiver, all Hatch-Waxman stays against FDA approval of Geneva’s ANDA have expired and the last remaining Hatch-Waxman stay for Zenith expired in May 2003 and for Alphapharm in November 2003. Litigation continues in Philadelphia against Apotex, Geneva, Alphapharm and Zenith and the other generic companies for infringement of the other GlaxoSmithKline patents at issue in the case. Apotex has filed a counter-claim on this action alleging that the Group has violated antitrust laws. No trial date has yet been set.

With respect to the patent infringement action against Pentech Pharmaceuticals regarding Paxil, in April 2003 the Group reached a settlement with Pentech and Par Pharmaceutical to which Pentech had granted rights under Pentech’s ANDA for paroxetine hydrochloride capsules. The parties jointly filed for dismissal of the suit. The settlement allows Par to distribute in Puerto Rico substitutable generic paroxetine hydrochloride immediate release tablets supplied and licensed from the Group for a royalty payable to the Group. Par became entitled to distribute the same product in the US market once Apotex’s generic version of Paxil became available there. In the settlement Par and Pentech acknowledge that the GlaxoSmithKline patent covering the hemihydrate form of paroxetine hydrochloride is valid and enforceable and would be infringed by Pentech’s proposed capsule product. The Bureau of Competition of the US Federal Trade Commission reviewed the settlement. The review was voluntary and was conducted at the request of the Group, Par and Pentech.

With respect to the action filed by GlaxoSmithKline against Eon Pharmaceuticals in the US District Court for the Southern District of New York alleging infringement of the Group’s patents related to Wellbutrin SR, the trial was concluded in December 2003. The decision in the case has not yet been announced. In January 2004 the CAFC granted Eon’s motion to stay the preliminary injunction against launch of Eon’s 100 mg generic version that had been entered by the US District Court at the conclusion of the trial. Under the terms of its supply agreement with GlaxoSmithKline, Watson Pharmaceuticals began shipping a second 100 mg generic version the same day Eon began shipment of its generic version in January 2004.

In January 2004 the CAFC ruled in favour of IMPAX Laboratories Inc. and affirmed a US District Court ruling that IMPAX’s generic version did not infringe the Group’s patent for Wellbutrin SR. The US Food and Drug Administration (FDA) had earlier granted tentative approval to IMPAX’s ANDA for that generic version. In September 2003 the CAFC reversed the summary judgement of non-infringement granted to Andrx by the US District Court for the Southern District of Florida in February 2002 and remanded the case to the district court for trial.

With respect to actions filed by GlaxoSmithKline for infringement of its patents related to Zofran, in August 2001 the Group commenced an action in the US District Court for the District of New Jersey against Reddy-Cheminor and Dr. Reddys’ Laboratories, alleging infringement of three patents for ondansetron, the active ingredient in Zofran tablets, including the compound patent that expires in July 2005 and two method of use patents the later of which expires in December 2006, in both instances taking into account an expected extension for paediatric exclusivity. The Reddy case is scheduled for trial in May 2004. In July 2003 the Group filed an action against Dr. Reddy’s Laboratories in the same district court for infringement of the Group’s patents related to the orally disintegrating tablet presentation of Zofran. In October 2003 the Group filed an action against West-ward Pharmaceuticals, Inc. in the same district court for infringement of the Group’s patents related to an injectable presentation of Zofran. Both the Dr. Reddy disintegrating tablet case and the West-ward case have been consolidated with the earlier Dr. Reddy case scheduled for trial in May 2004.

In March 2002 the Group filed a similar action against Teva Pharmaceuticals USA Inc. in the District Court for the District of Delaware alleging infringement of the two method of use patents for ondansetron. Teva had certified invalidity or non-infringement of the two method of use patents. Teva did not challenge the compound patent. The trial in the Teva case concluded in January 2004 but as of the date of this report no decision has been announced. In September 2003, November 2003 and January 2004 the Group filed actions against Teva in the same court for infringement of the Group’s patents related to the injectable and orally disintegrating tablet presentations of Zofran.

An earlier ondansetron case, involving orally disintegrating Zofran tablets, was commenced by the Group in January 2003 against Kali Laboratories in the US District Court for the District of New Jersey. That case is still in the discovery phase. In June 2003 the Group commenced an action in the US District Court for the District of New Jersey against the Faulding Pharmaceutical Company alleging infringement of the two method of use patents for ondansetron. Faulding did not challenge the compound patent. That case, as of the date of this report, has been stayed pending decisions in the Teva, Reddy and Kali cases.

With respect to the action filed by Pfizer Inc. against Bayer AG and GlaxoSmithKline alleging that the manufacture and sale of Levitra (vardenafil) would infringe a Pfizer method of treatment patent, in September 2003 the US Patent and Trademark Office initiated a re-examination of the Pfizer patent based on questions of patentability in light of prior art. The Pfizer action, including an additional suit filed in the same US District Court following the launch of Levitra in the USA, is predicated on the validity of that patent and has been stayed pending the outcome of that re-examination.

In December 2003 the Group filed an action against Dr. Reddy’s Laboratories in the US District Court for the Southern District of New York for infringement of one of two primary compound patents relating to sumatriptan, the active ingredient in Imitrex. Dr. Reddy’s Laboratories has not challenged the other compound patent which expires in December 2006. The case is in its early stages.

In January 2004 the Group filed an action against Teva Pharmaceuticals USA Inc. in the District Court for the District of New Jersey for infringement of the Group’s basic compound patent for rosiglitazone, the active ingredient in Avandia that expires in 2008. Expiry of that compound patent is expected to be extended to 2011 after the US Patent and Trademark Office has granted patent term restoration. In August 2003 the Group filed an action against Teva in the US District Court for the District of New Jersey for infringement of the Group’s patent for the specific salt form used in Avandia. In September 2003 the Group filed an action against Dr. Reddy’s Laboratories in the US District Court for the District of New Jersey for infringement of the same patent. All the cases are in their early stages.

In May 2003 GlaxoSmithKline filed an action against Ranbaxy in the US District Court for the District of New Jersey for infringement of the Group’s composition of matter patent with respect to valaciclovir, the active ingredient in Valtrex. That patent expires in 2009. The defendant has filed an ANDA with the FDA with a certification of invalidity of the composition of matter patent and non-infringement of two other patents expiring in 2016 that are listed in the Orange Book. The case is in its early stages.

With respect to the complaint filed by GlaxoSmithKline with the US International Trade Commission (ITC) regarding Augmentin, in July 2003 the Group reached a settlement agreement with Novartis and its affiliate companies named in the Group’s complaints over the ITC complaint and related state court actions. Under the terms of the agreement, the Group will receive single-digit percentage royalties on US sales of generic versions of Augmentin sold by Novartis or its affiliate companies from July 2002 through to June 2006. The state court lawsuit against Teva Pharmaceuticals and Ranbaxy Pharmaceuticals concerning the bacterial strain used to manufacture Augmentin is not affected by the Novartis settlement. Separately, in November 2003 the CAFC affirmed the decision of the US District Court for the Eastern District of Virginia holding the Group’s patents covering Augmentin invalid.

Antitrust

With respect to the antitrust action filed by Teva Pharmaceuticals against the Group regarding the Group’s patents for nabumetone (Relafen), the parties entered a settlement agreement in April 2003. With respect to other antitrust actions arising from the US District Court decision holding the Group’s patent for nabumetone (Relafen) invalid, in January 2004 GlaxoSmithKline reached a settlement with the class of direct purchasers pursuant to which the Group has agreed to pay $175 million. That settlement agreement is subject to approval of the US District Court for the District of Massachusetts. The Group also reached final settlements with Eon Pharmaceuticals, a generic manufacturer of nabumetone, and a group of major retail pharmacy chains in January 2004. Litigation continues with a class of indirect purchasers in the same court. That trial is set for June 2004.

With respect to the antitrust claims relating to paroxetine (Paxil), those cases have been scheduled for trial in December 2004 in the US District Court for the Eastern District of Pennsylvania. Motions for certifications of classes of direct and indirect purchasers have not yet been decided. In October 2003 the US Federal Trade Commission (FTC) closed its investigation with regard to Paxil on the basis of its finding that no further action is warranted.

With respect to the antitrust claims arising from the US District Court decision holding certain of the Group’s patents covering Augmentin invalid, Novartis, which through a wholly-owned subsidiary manufactures a competitive generic product, filed an antitrust claim against GlaxoSmithKline in the US District Court for the Eastern District of Virginia in December 2003.

Product liability

With respect to product liability litigation related to Paxil, in September 2003 a federal district judge in California denied class certification for a purported class of plaintiffs alleging that paroxetine (the active ingredient in Paxil) is addictive and causes dependency and withdrawal reactions. The same federal judge had denied class action certification in January 2003 but had permitted counsel for the plaintiffs to file one more motion for class certification.

Governmental investigations

With respect to the ‘best price’ investigation by the US Attorney’s Office for the District of Massachusetts, in April 2003 GlaxoSmithKline and the US Attorney’s Office, the US Department of Justice and the Office of Inspector General, US Department of Health and Human Services entered into a civil settlement agreement effectively resolving this matter. As part of the civil settlement, the Group agreed to pay a total of $87.6 million and entered into a corporate integrity agreement with respect to the conduct of its US pharmaceutical business.

In October 2003 the FDA began an investigation of the Group’s manufacturing facility in Cidra, Puerto Rico. The Cidra site is engaged in tableting and packaging for a range of GlaxoSmithKline products – primarily for the US market – including Paxil, Paxil CR, Coreg, Avandia and Avandamet. Subsequently, the FDA has issued two Forms 483 (‘observations’ of possible deficiencies in manufacturing practices) to the Group. The FDA observations relate to certain aspects of production controls, process validation and laboratory investigations primarily in respect of activities that occurred between 2001 and 2003. The Group has responded to the observations contained in the Forms 483, but to date the FDA has not advised the Group as to whether any further action is indicated. The Group continues to work closely with the FDA to address any concerns and implement any changes required by the agency arising from the Forms 483 or the FDA investigation. The Group has received no indication that ongoing supply from the site will be affected.

In February 2004 GlaxoSmithKline received a subpoena from the US Attorney’s office in Colorado regarding the Group’s sales and promotional practices relating to a number of its largest selling products for the period from January 1997 to present. The Group is co-operating with the investigation which is in its early stages.

UK

Intellectual property

With respect to the challenge by BASF to the Group’s UK paroxetine hydrochloride anhydrate patent, in June 2003 the UK Court of Appeal upheld the first instance decision which held the process claims of the patent to be valid.

With respect to the action against Apotex in the UK High Court under the same patent, the High Court ruled in December 2003 in favour of Apotex and held the patent not infringed and also invalid. GlaxoSmithKline has filed an appeal from that decision and a hearing has been scheduled for 22nd or 23rd March 2004. In the interim Apotex launched their generic version of Seroxat in the UK in early January 2004.

With respect to the action filed by Cipla, Neolab and others in the UK High Court seeking revocation of the Group’s UK patent for the combination of salmeterol and fluticasone propionate (Seretide), the trial was concluded in January 2004. The judge’s decision is expected in March 2004.

Legal expenses incurred, relating to the defence of the Group’s intellectual property, and litigation costs and provisions relating to product liability claims on existing products, are charged to selling, general and administration costs. Litigation costs and provisions relating to legal claims on withdrawn products and antitrust matters are charged to other operating income/expense. Provisions are made, after taking appropriate legal advice, when a reasonable estimate can be made of the likely outcome of the dispute.

The ultimate liability for legal claims may vary from the amounts provided and is dependent upon the outcome of litigation proceedings, investigations and possible settlement negotiations.

Developments with respect to tax matters are described in ‘Taxation’ and ‘Subsequent Event’ on page 11.

RECONCILIATION TO US ACCOUNTING PRINCIPLES

The following is a summary of the material adjustments to the financial information which would be required if US Generally Accepted Accounting Principles (US GAAP) had been applied instead of UK GAAP. A summary of the material differences between UK and US GAAP that apply to the Group, is set out in the Annual Report 2002. A summary consolidated statement of cash flows is provided in accordance with the classification of items and the definition of cash & cash equivalents under US GAAP.

	H1 2003 £m		H1 2002 £m		2002 £m
Profit
Profit attributable to shareholders under UK GAAP	2,524		2,195		3,915
US GAAP adjustments:
Capitalised interest	6		15		25
Computer software	5		19		20
Purchased intangibles	(21)		(28)		(86)
Goodwill	9		5		18
Amortisation of intangible assets and product rights	(816)		(924)		(2,108)
Impairment of product rights	—		(1,667)		(2,076)
Product divestments	3		—		7
Pensions and other post-retirement benefits	(35)		(33)		(138)
Stock-based compensation	(181)		(159)		(331)
Provision against ESOT shares	18		8		51
Derivative instruments	(35)		4		8
Restructuring costs	6		2		37
Tax benefits on exercise of US stock options	(8)		(22)		(13)
Deferred taxation	318		705		1,182
Impairment of equity investments	(25)		—		(8)

Net income under US GAAP before cumulative effect of changes in accounting principles	1,768		120		503
Cumulative effect of changes in accounting principles	—		(127)		(90)

Net income/(loss) after cumulative effect of changes in accounting principles	1,768		(7)		413

Basic net income/(loss) per share under US GAAP	30.3	p	(0.1	)p	7.0	p
Diluted net income/(loss) per share under US GAAP	30.2	p	(0.1	)p	7.0	p

	H1 2003 £m	H1 2002 £m	2002 £m
Equity shareholders’ funds
Equity shareholders’ funds under UK GAAP	7,727	6,750	6,581
US GAAP adjustments
Tangible fixed assets	49	44	49
Investments	832	879	829
Product rights	17,666	20,087	18,590
Capitalised interest	181	170	175
Computer software	(4)	(10)	(9)
Goodwill	17,990	18,003	17,989
Other intangible assets	(459)	(405)	(438)
Marketable securities	105	(56)	113
Pensions and other post-retirement benefits	(1,233)	265	(1,198)
Employee Share Ownership Trust	(2,823)	(2,844)	(2,826)
Restructuring costs	—	(41)	(6)
Derivative instruments	106	13	98
Dividends	522	530	754
Deferred taxation	(5,406)	(6,247)	(5,779)

Shareholders’ equity under US GAAP	35,253	37,138	34,922

	H1 2003 £m	H1 2002 £m	2002 £m
Consolidated statement of cash flows
Net cash provided by operating activities	2,131	2,855	5,345
Net cash used in investing activities	(259)	(381)	(1,051)
Net cash used in financing activities	(387)	(2,085)	(4,002)

Increase in cash & cash equivalents	1,485	389	292

EXCHANGE RATES

The results and net assets of the Group, as reported in sterling, are affected by movements in exchange rates between sterling and overseas currencies. GSK uses the average of exchange rates prevailing during the period to translate the results and cash flows of overseas Group subsidiary and associated undertakings into sterling and period end rates to translate the net assets of those undertakings. The currencies which most influence these translations, and the relevant exchange rates, are:

	H1 2003	H1 2002	2002
Average rates:
£/US$	1.61	1.45	1.50
£/Euro	1.46	1.61	1.59
£/Yen	192.00	187.00	188.00
Period end rates:
£/US$	1.65	1.52	1.61
£/Euro	1.44	1.55	1.54
£/Yen	198.00	183.00	192.00

During H1 2003 average sterling exchange rates were stronger against the US dollar and the yen and weaker against the Euro compared with the same period in 2002, giving an overall adverse currency impact on the results for the period. Comparing H1 2003 period-end rates with H1 2002 period-end rates, sterling also was stronger against the US dollar and the yen and weaker against the Euro.

ACCOUNTING PRESENTATION AND POLICIES

This unaudited Results Announcement for the period ended 30th June 2003 is prepared in accordance with the accounting policies expected to apply in 2003. These are unchanged from those set out in the Annual Report 2002.

Data for market share and market growth rates relate to the 12 months ended 31st March 2003 (or later where available). These are GSK estimates based on the most recent data from independent external sources, valued in sterling at relevant exchange rates. Figures quoted for product market share reflect sales by GSK and licensees.

The profit and loss account, statement of total recognised gains and losses and cash flow statement for the year ended, and the balance sheet at 31st December 2002 have been derived from the full Group accounts for that period, which have been delivered to the Registrar of Companies and on which the report of the auditors was unqualified and did not contain a statement under either section 237(2) or section 237(3) of the Companies Act 1985.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

GlaxoSmithKline plc

(Registrant)

By:	/s/ Victoria Llewellyn

VICTORIA LLEWELLYN

Authorised Signatory for and on behalf of GlaxoSmithKline plc

Date: March 4, 2004